

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04000909

January 7, 2004

David S. Maltz
Senior Counsel, Cinergy Services, Inc.
Cinergy Corp.
139 East Fourth Street, Rm 25 AT II
P.O. Box 960
Cincinnati, OH 45201-0960

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-7-2004

Re: Cinergy Corp.

Dear Mr. Maltz:

This is in regard to your letter dated December 31, 2003 concerning the shareholder proposal submitted by David N. Lloyd for inclusion in Cinergy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Cinergy therefore withdraws its December 23, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: David N. Lloyd
P.O. Box 113
Melbourne, KY 41059

PROCESSED
JAN 16 2004
THOMSON
FINANCIAL

Cinergy Corp.
139 East Fourth Street, Rm 25 AT II
P.O. Box 960
Cincinnati, OH 45201-0960
Tel 513.287.3108
Fax 513.287.3810
david.maltz@cinergy.com

David S. Maltz
Senior Counsel

RECEIVED
2003 DEC 29 AM 11: 02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 23, 2003

HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549



Re: Omission of Shareholder Proposal Submitted to Cinergy Corp.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Cinergy Corp., a Delaware corporation ("Cinergy"), requests confirmation that the Staff of the Securities and Exchange Commission will not recommend any enforcement action if Cinergy omits from its proxy solicitation materials for its 2004 Annual Meeting of Shareholders (the "2004 Meeting") a proposal submitted by David N. Lloyd (the "Proponent").

Cinergy is a utility holding company that owns all the common stock of The Cincinnati Gas & Electric Company ("CG&E") and PSI Energy, Inc. ("PSI"), both of which are public utility subsidiaries. CG&E is a combination electric and gas public utility that provides service in the southwestern portion of Ohio. CG&E's principal subsidiary, The Union Light, Heat and Power Company ("ULH&P"), provides electric and gas service in northern Kentucky. PSI is a vertically integrated and regulated electric utility that provides service in portions of Indiana.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, we submit six (6) copies of this letter, to each of which is attached and identified as Exhibit A the Proponent's resolution and supporting statement (together, the "Proposal"). By copy of this letter, Cinergy is notifying the Proponent of its intention to omit the Proposal from its proxy solicitation materials for the 2004 Meeting.

The Proposal requests that Cinergy formally act to preclude certain individuals from using Cinergy's corporate aircraft for personal travel purposes.

Cinergy believes that the Proposal properly may be excluded from its proxy solicitation materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to Cinergy's ordinary business operations;

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented and, therefore, is moot;

- Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal grievance; and

- Rule 14a-8(i)(3) because the Proposal violates Rule 14a-9.

We will briefly address each of these separate reasons for excluding the Proposal in turn.

I. The Proposal is Excludable under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to exclude a proposal that deals with matters relating to the conduct of the company's "ordinary business." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business matters of a complex nature on which shareholders, as a group, "would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999 (November 22, 1976); see also Exchange Act Release No. 34-39093 (September 18, 1997). In its Release accompanying the amendments to Rule 14a-8, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for stockholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998).

Although the Staff has not allowed exclusions of shareholder proposals that deal exclusively with senior executive officers' and directors' compensation, requests to exclude proposals that deal with general employee compensation have been granted. See Phillips Petroleum Company (March 13, 2002) (proposal referencing "the Chairman and other officers" was found, if not revised, to be related to general compensation matters because it was not clearly directed only at executive officer compensation and was therefore excludable); Lucent Technologies Inc. (November 6, 2001) (proposal to decrease salaries, remuneration, expenses and other compensation of all officers and directors by 50% was found to be related to general compensation matters and was therefore excludable); The Student Loan Corporation (March 18, 1999) (proposal to align compensation of vice-president and above level employees with shareholder interests found to be directed at matters relating to conduct of the company's ordinary business operations and therefore excludable); Minnesota Mining and Manufacturing Company (March 4, 1999) (proposal tying "top 40" executive pay to compensation of average employee found to be directed at matters relating to conduct of the company's ordinary business operations and therefore excludable); FPL Group, Inc. (February 3, 1997) (proposal relating to restrictions on compensation paid to middle and executive management found to be directed at matters relating to conduct of the company's ordinary business operations and therefore excludable); and Battle Mountain Gold Company (February 13, 1992) (proposal relating to compensation of "top management" was found to be ambiguous and required revision in order not to be excludable as related to the company's ordinary business operations).

Because the Proposal addresses compensation policies and practices beyond senior executives' compensation, it may be excluded as "ordinary business" under Rule 14a-8(i)(7). The Proposal prohibits "Chair/CEO Rogers (**and all Cinergy officers**)" from use of the Company aircraft for personal travel purposes. (Emphasis added). The Company currently employs 20 individuals who qualify as an "executive officer" pursuant to Item 401 of Regulation S-K. An additional approximately 48 individuals have the title "Vice President" or otherwise could be deemed to be an "officer" (such as pursuant to the Company bylaws) of the Company. The Proposal therefore addresses the Company's "general compensation matters" because it is not limited to senior executive officers but rather applies to a sizable number of management employees. Thus, the Proposal is the type of "ordinary business" the Staff allows to be excluded under Rule 14a-8(i)(7).

II. The Proposal Is Excludable Under Rule 14a-8(i)(10)

In addition to involving a matter of ordinary business, the Proposal is excludable because it has been substantially implemented and is therefore moot under Rule 14a-8(i)(10).

In connection with the renegotiation of executive officer employment arrangements, Cinergy's Compensation Committee has recently amended prior policies and arrangements that had permitted, as a compensatory perquisite, qualified personal use of corporate aircraft. Pursuant to amended policies, effective January 1, 2004, no Company employee may use the Company's corporate aircraft for personal purposes where such use would result in any incremental cost to the Company.

As discussed in its supporting statement, the Proposal is premised on the Proponent's concern regarding proxy statement disclosure with respect to perquisites and personal benefits provided by the Company. The Proposal's supporting statement attempts to provide an overview of Item 402(b)(2)(iii)(C) of Regulation S-K regarding proxy disclosure requirements of perquisites and personal benefits before discussing Cinergy's disclosure in its 2003 proxy statement, then concludes by claiming that adoption of the Proposal would obviate any need for such disclosure in the future. Cinergy's newly-adopted policy, which prohibits the personal use of the aircraft in circumstances where such use would result in any incremental cost to the Company, directly addresses the Proponent's concern and effectively implements the Proponent's Proposal. The fact that a proposal was not implemented word-for-word does not preclude the use of Rule 14a-8(i)(10) from excluding the Proposal from a company's proxy solicitation materials so long as the proposal has been "substantially implemented." See Exchange Act Release No. 34-20091 (August 16, 1983) (stating that a company need not have "fully" effectuated a shareholder proposal to avail itself of Rule 14a-8(i)(10)).

Because Cinergy's newly-adopted policy fully satisfies the substantive point of the Proponent's Proposal, the Proposal has been substantially implemented and is therefore moot and excludable under Rule 14a-8(i)(10).

III. The Proposal is Excludable under Rule 14a-8(i)(4)

The proposal may be omitted from Cinergy's proxy statement pursuant to Rule 14a-8(i)(4) because it relates to a personal grievance.

Under Rule 14a-8(i)(4), a shareholder proposal may be omitted from a registrant's proxy statement if it relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared by the other shareholders at large.

The Commission has stated that a proposal may be excluded, despite being drafted in such a way that it might relate to matters which may be of general interest to all security holders, if it is clear from the facts that the proponent is using the proposal as a tactic to further a personal interest. Exchange Act Release No. 34-19135 (October 14, 1982). The purpose of this subsection, according to the Commission, is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 34-20091 (August 16, 1983). "It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large. " Exchange Act Release No. 34-19135.

The Proponent is a former employee of the Company. Cinergy believes that the Proposal has been submitted solely as a means of redressing complaints and perceived slights associated with the Proponent's recent termination of service as an employee of the Company. More specifically, the Proponent is a former Cinergy employee whose employment began in 1972 as a clerk in the mailroom at CG&E and ended in 2003 after approximately 31 years of service with CG&E and Cinergy. The Proponent held several jobs with CG&E and the Company over the course of his career. At the time of his resignation, the Proponent held a support position in the Corporate Secretarial division of the Legal Department coordinating corporate filings. Among other things, the Proponent's responsibilities included coordinating comments on, and the filing of, the Company's proxy statement.

In January 2003, the Proponent tendered his resignation, which the Company accepted. This followed a previous threat of resignation, which resulted in renegotiated salary and work arrangements. Shortly after the Proponent's most-recent resignation was accepted, he initiated discussions with the Company in an attempt to

rescind his resignation letter or, in the alternative, to continue employment under a flexible work schedule until at least May 2004. The Company was not willing to offer the Proponent his job back for such an extended period of time, but did allow the Proponent to continue employment until the earlier of the retention and training of a suitable replacement and October 31, 2003. The Proponent accepted these terms; however, he made it clear he was not pleased with the arrangement. In retrospect, the Proponent's January resignation letter may have constituted another attempt to negotiate a higher salary or more flexible work arrangement, with no expectation that his bluff might be called.

During the Proponent's final months of employment following the Company's acceptance of his resignation, the Company prepared, filed and distributed its 2003 proxy statement. As part of this process, the Proponent gathered information relating to executive officers' perquisites and personal benefits. The Proponent also made suggestions to the Company's Corporate Secretary, among others, as to the legal interpretation of Regulation S-K and how certain benefits should be calculated and disclosed. Upon review of the underlying data and issues presented, our Corporate Secretary disagreed with the Proponent's method and analysis and sought the advice of securities counsel regarding the appropriate disclosure. Securities counsel confirmed our Corporate Secretary's interpretation of Regulation S-K and the required disclosure, and the Company followed this approach rather than the Proponent's suggestions (Proponent is not an attorney). It was properly determined that the Company's named executive officers did not receive perquisites and personal benefits that were required to be disclosed pursuant to Item 402 of Regulation S-K. The Proponent was informed that the Company would not be following his recommendations. The decision not to follow the Proponent's advice on these legal matters upset the Proponent. Interestingly, however, the Proponent did not raise any concerns with the Company's disclosure at any time during his employment. Even more critically, the reporting results (i.e., no disclosure of perquisites was required) were exactly the same under the Proponent's analysis of how to calculate perquisites under the applicable regulations.

Whether or not the Proponent's resignation letter was a failed negotiating ploy, the Proponent made it clear in numerous conversations with members of management that he was not pleased with the ultimate terms of his continued employment. This unhappiness was manifest in his attitude and work product as well as the interpretations he was positing on the matters at issue, without the advice of counsel, in the Company's draft documents. The Proposal is simply another manifestation of the Proponent's personal grievance with the Company.

It is also evident that the Proposal arises from a personal grievance based on its complete disregard of the relevant facts. As discussed above, the Proponent was informed that the Company was following the advice of securities counsel regarding this particular disclosure issue, and he has no basis to claim that the Company's proxy statement was anything other than in full compliance with the proxy rules. This blatant disregard of the truth clearly indicates that the motivation of the Proponent is a

personal grievance designed to insinuate impropriety by the Company and its senior management, and is not a genuine concern about the Company's disclosure or the substance of the Proposal.

The Staff has concluded that many proposals, which on their face dealt with issues of general concern to shareholders, were in fact submitted by a proponent seeking to gain leverage against the company with respect to a separate dispute, and that such proposals could be properly excluded under Rule 14a-8(i)(4) and its predecessor rule. See The Southern Company (December 10, 1999) (excluding a proposal to form a shareholder committee to investigate complaints against management); Phillips Petroleum Company (March 4, 1999) (excluding a proposal to require shareholder approval prior to the alienation of assets); US WEST, Inc. (February 22, 1999) (excluding a proposal to censure directors for actions relating to the transfer agent); Burlington Northern Santa Fe Corporation (February 5, 1999) (excluding nine proposals relating to the company's operations); and US West, Inc. (December 2, 1998) (excluding a proposal to advise management of shareholder dissatisfaction relating to a cash payment in connection with a split-off).

It is also well established that proposals of former employees, submitted because their employment had terminated on terms other than those that they were seeking, may be omitted pursuant to Rule 14a-8(i)(4). See Sigma-Aldrich Corporation (March 4, 1994) (where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal which recommended a limitation on the compensation of the chief executive officer, because the proponent had been discharged from his employment by the company and the proposal was submitted as a personal grievance); The Southern Company (December 10, 1999) (where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal to form a shareholder committee to investigate complaints against management, because the proponent was a former employee seeking a forum for his numerous claims); and Phillips Petroleum Company (March 4, 1999) (where the Staff concluded that it would not recommend enforcement action if the company omitted a proposal to require shareholder approval prior to the alienation of assets, because it was presented by a former employee as a personal grievance).

The Proposal may therefore be excluded from the Company's proxy solicitation materials pursuant to Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance.

IV. The Proposal is Excludable under Rule 14a-8(i)(3)

A. The Proposal is Vague, Indefinite and Ambiguous

The Proposal may also be excluded because it is vague, indefinite and ambiguous. The Proposal "requests/recommends" that "the Board of Directors and/or its Compensation Committee formally act to preclude Chair/CEO Rogers (and all

Cinergy officers) from use of the Cinergy corporate-leased aircraft for any personal travel purposes (effective immediately on/after May 4, 2004)."

The Staff has allowed companies to exclude shareholder proposals under Rule 14a-8(i)(3) that are so vague, indefinite and ambiguous that the shareholders voting on the proposal would not be able to determine, with any reasonable certainty, exactly what action the company would be required to take if the proposal were approved. See Hormel Foods Corporation (November 19, 2002); Wal-Mart Stores, Inc. (April 2, 2001); McDonald's Corporation (March 13, 2001); and Comshare, Incorporated (August 23, 2000).

The Proposal meets this test for a variety of reasons. First, the Proposal is not clear as to whom should act to preclude the behavior. The Proposal indicates that the Board of Directors and/or the Compensation Committee take the requested/recommended action. If the Compensation Committee takes such action, is the full Board also required to take similar action? What if the Board takes the action, must the Compensation Committee also take action? We note that the Proponent used the term "and/or" rather than just "or" and we presume that the Proponent intended for this term to have meaning rather than assume the Proponent was merely careless with his drafting. Second, the Proposal seeks actions to preclude "Chair/CEO Rogers (and all Cinergy officers)" from use of the aircraft. Here, the Proposal is ambiguous as to whom the Board and/or Compensation Committee must act to preclude. Should the prohibition apply only to Mr. Rogers, Cinergy's current Chairman and Chief Executive Officer, or should it apply to any person that holds the combined titles Chairman and CEO at Cinergy? If it applies only to Mr. Rogers, should it apply only so long as he remains Chairman and CEO? Does it apply to other officers of Cinergy as the parenthetical would suggest? If so, why is this reference in a parenthetical? Again, presuming the Proponent had a thoughtful basis for his Proposal, there must be a distinction that was intended to be conveyed by including this reference in a parenthetical rather than in the text of the sentence itself. What is this distinction? If this was merely poor drafting and the Proponent intended the prohibition to apply to all other officers of the Company as well, to which officers would the prohibition apply? Should the Board or Compensation Committee determine which officers to preclude, should it preclude all "officers" as such term is defined in Rule 16a-1(f) of the Exchange Act, or is there some other basis to determine the applicable pool of restricted parties?

It would be improbable, if not impossible, for each shareholder eligible to vote at the 2004 Meeting to answer all of these questions consistently. Therefore, neither Cinergy's shareholders in voting, nor its Board of Directors or Compensation Committee if the Proposal were adopted, can know, with reasonable certainty, exactly what action the Company would be required to take if the Proposal were approved.

In addition, the Proponent's statement that "[i]n summary, if the annual dollar value of such personal benefits or perquisites received exceeds in the aggregate the lesser of $50,000 or 10% of the total of annual salary and bonus, the registrant has

responsibility to disclose information relating thereto" is misleading to readers regarding the applicability of the regulations. Under applicable regulations, the value of a perquisite or personal benefit is based on the incremental aggregate cost to the company, not the absolute cost or even the value deemed to be received by the individual. By merely quoting an excerpt of the regulations and not providing a proper context, the Proponent's omission misleads readers to believe the $50,000 value of the perquisites and personal benefits referenced in Item 402(b)(2)(iii)(C) of Regulations S-K may be determined by a method much simpler (and possibly resulting in a greater value) than the method required to be applied in accordance with the regulations.

The Proposal is so vague, indefinite and ambiguous that it is excludable from the Company's proxy solicitation materials pursuant to Rule 14a-8(i)(3).

B. The Proposal Impugns Character, Integrity or Reputation and Alleges Improper Conduct Without Factual Foundation

The Staff has concurred that statements impugning character, integrity or reputation or alleging improper, illegal or immoral conduct without factual foundation are misleading and may be excluded under Rule 14a-8(i)(3). See IDACORP, Inc. (January 9, 2001); Philip Morris Companies Inc. (February 7, 1991); and Standard Brands Incorporated (March 12, 1975).

The Proposal contains several unsupported assertions impugning the character of the Company's management and its employees. In particular, the Proposal states that Mr. Rogers received a personal benefit in excess of $50,000 in 2002 and that the Company failed to provide required disclosure in its 2003 proxy statement. These statements impugn the character, integrity and reputation of Cinergy, its employees responsible for oversight of the disclosure in the Company's proxy statement, and its outside advisors by suggesting that they failed to comply with certain disclosure requirements pursuant to the securities laws. The Proponent makes such statement without any factual foundation. The allegation is baseless and untrue which is why, presumably, the Proponent makes no effort to substantiate these claims other than to make the opaque reference that "his recollection tends toward certain company data." The Proposal also suggests that certain of Mr. Rogers' comments contained in the Company's 2002 Annual Report to Shareholders may be viewed with "subtle opacity." Again, the Proponent makes such allegations without any factual foundation and impugns the character, integrity and reputation of Mr. Rogers by suggesting he was less than truthful and that shareholders should doubt his veracity.

Statements throughout the Proposal are vague, indefinite and ambiguous and impugn the character of the Company's management, employees and others, all in violation of Rule 14a-9. Because of the extent to which the Proposal contains false and misleading statements, the Company believes that the Proposal may be excluded in its entirety from the Company's proxy solicitation materials pursuant to Rule 14a-8(i)(3).

In the alternative, if the Staff is unable to concur with the Company's conclusion that the Proposal may be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, or on the separate bases discussed above, we respectfully request that the Staff conclude that the misleading statements and unsupportable claims impugning character and asserting improper conduct – in particular the second, fourth, fifth, sixth and seventh paragraphs of the supporting statement – may properly be excluded.

*   *   *

In conclusion, for the reasons set forth above, Cinergy respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its proxy solicitation materials for the 2004 Meeting. Should the Staff disagree with the conclusions reached in this letter, we would appreciate the opportunity to confer with you before the issuance of a response.

If you have any questions or desire any further information, please contact the undersigned at (513) 287-3108.

Sincerely yours,



David S. Maltz
Senior Counsel, Cinergy Services, Inc.

cc: David N. Lloyd

Exhibit A

Proposal

RESOLVED, That the shareholders of Cinergy Corp. hereby respectfully request/recommend that Cinergy's Board of Directors and/or its Compensation Committee formally act to preclude Chair/CEO Rogers (and all Cinergy officers) from use of Cinergy's corporate-leased aircraft for any personal travel purposes (effective immediately on/after May 4, 2004).

Supporting Statement

The U.S. Securities and Exchange Commission promulgates certain rules/regulations that address the required disclosure of certain personal benefits, i.e., perquisites, such as personal use of corporate-leased aircraft by any officers named within the Summary Compensation Table of a registrant's annual proxy statement.

In summary, if the annual dollar value of such personal benefits or perquisites received exceeds in the aggregate the lesser of $50,000 or 10% of the total of annual salary and bonus, the registrant has responsibility to disclose information relating thereto. For instance, Rogers' salary plus bonus for 2002 totaled to nearly $2.5 million; thus, $50,000 is his minimum applicable threshold amount.

Still, if any particular "perk," such as personal use of corporate-leased aircraft, exceeds 25% of the total "perks," the registrant should disclose that particular perk, identifying such by both type and amount in a footnote or via accompanying narrative discussion to column (e), "Other Annual Compensation," of the registrant's Summary Compensation Table.

In being recently retired from Cinergy Services, Inc. (Cinergy subsidiary), my recollection tends toward certain company data which seemingly indicated that, at year-end 2002, Rogers' aggregate personal use of Cinergy's corporate-leased aircraft exceeded the aforementioned $50,000 minimum, while also exceeding 25% of Rogers' total perks. Yet, no particular disclosure seems readily apparent within the Summary Compensation Table of Cinergy's 2003 proxy statement.

Moreover, within his "Letter to Stakeholders" dated Feb. 11, 2002 (in Cinergy's 2001 Annual Report to Shareholders), Rogers commits to "providing investors transparency" with respect to certain Cinergy disclosures, explaining:

"To us, this means acting consistently with the spirit as well as the letter of the law."

While certain stakeholders may necessarily find solace here, others might sense a subtle opacity concerning Rogers' early-2002 quote – "acting consistently with the spirit as well as the letter of the law" – when viewed in light of Rogers' own 2002 personal use of corporate-leased aircraft.

Formal adoption of this proposal, then, shall preclude Chair/CEO Rogers from such personal usage in the future, thereby obviating any need for such disclosure and inherently assisting him, as well as Cinergy's 2 co-lead Directors – Michael Browning (Chair, Compensation Committee) and Dudley Taft (Chair, Corporate Governance Committee) – and, indeed, the entire Cinergy Board with their collectively commendable commitment "to us," i.e., "acting consistently with the spirit as well as the letter of the law."

Cinergy Corp.
139 East Fourth Street, Rm 25 AT II
P.O. Box 960
Cincinnati, OH 45201-0960
Tel 513.287.3108
Fax 513.287.3810
david.maltz@cinergy.com

David S. Maltz
Senior Counsel

December 31, 2003

HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549



Re: Withdrawal of No-Action Request Concerning Omission of Shareholder Proposal

Ladies and Gentlemen:

On December 24, 2003, Cinergy Corp. submitted a no-action request ("No-Action Request") to the Division of Corporation Finance of the Securities and Exchange Commission stating that Cinergy Corp. intended to omit from its proxy solicitation materials for its 2004 Annual Meeting of Shareholders a proposal (the "Proposal") submitted by David N. Lloyd (the "Proponent"). The Proponent has since notified us that he has withdrawn his Proposal. A copy of the letter from the Proponent is attached hereto as Exhibit A. Accordingly, Cinergy Corp. withdraws the No-Action Request at this time.

If you have any questions or desire any further information, please contact the undersigned at (513) 287-3108.

Sincerely yours,



David S. Maltz
Senior Counsel, Cinergy Services, Inc.

cc: David N. Lloyd

RECEIVED
2004 JAN -2 AM 10: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 29, 2003

Mr. David S. Maltz
Senior Counsel
Cinergy Services, Inc.
139 E. Fourth St.
Cincinnati, Ohio 45202

Dear David:

Thank you for your letter dated December 23, 2003. I was pleased to read (within section II at page 3) that "effective January 1, 2004, no Company employee may use the Company's corporate aircraft for personal purposes where such use would result in any incremental cost to the Company."

Presuming this to be factually accurate, I concur with your assessment (top of page 4) that such "newly-adopted policy fully satisfies the substantive point" of my proposal (dated November 7, 2003). For, my concern is genuinely about the substance of the proposal, irrespective of any assertion of yours to the contrary.

Accordingly, I hereby formally withdraw my proposal and am enclosing a copy evidencing such, for your information and file.

If the need arises, kindly direct any correspondence – in written form – with respect to this matter directly to my attention, as follows:

David N. Lloyd
P. O. Box 113
Melbourne, KY 41059

Sincerely,



David N. Lloyd

Enclosure

Proposal

RESOLVED, That the shareholders of Cinergy Corp. hereby respectfully request/recommend that Cinergy's Board of Directors and/or its Compensation Committee formally act to preclude Chair/CEO Rogers (and all Cinergy officers) from use of Cinergy's corporate-leased aircraft for any *personal* travel purposes (effective immediately on/after May 4, 2004).

Supporting Statement

The U.S. Securities and Exchange Commission promulgates certain rules/regulations that address the required disclosure of certain *personal* benefits, *i.e.*, perquisites, such as *personal* use of corporate-leased aircraft by any officers named within the Summary Compensation Table of a registrant's annual proxy statement.

In summary, if the annual dollar value of such *personal* benefits or perquisites received exceeds in the aggregate the lesser of $50,000 or 10% of the total of annual salary and bonus, the registrant has responsibility to disclose information relating thereto. For instance, Rogers' salary plus bonus for 2002 totaled to nearly $2.5 million; thus, $50,000 is his minimum applicable threshold amount.

Still, if any particular "perk," such as *personal* use of corporate-leased aircraft, exceeds 25% of the total "perks," the registrant should disclose that particular perk, identifying such by both type and amount in a footnote or via accompanying narrative discussion to column (e), "Other Annual Compensation," of the registrant's Summary Compensation Table.

In being recently retired from Cinergy Services, Inc. (Cinergy subsidiary), my recollection tends toward certain company data which seemingly indicated that, at year-end 2002, Rogers' aggregate *personal* use of Cinergy's corporate-leased aircraft exceeded the aforementioned $50,000 minimum, while also exceeding 25% of Rogers' total perks. Yet, no particular disclosure seems readily apparent within the Summary Compensation Table of Cinergy's 2003 proxy statement.

Moreover, within his "Letter to Stakeholders" dated Feb. 11, 2002 (in Cinergy's 2001 Annual Report to Shareholders), Rogers commits to "providing investors transparency" with respect to certain Cinergy disclosures, explaining:

"To us, this means acting consistently with the spirit as well as the letter of the law."

While certain stakeholders may necessarily find solace here, others might sense a subtle opacity concerning Rogers' early-2002 quote – "acting consistently with the spirit as well as the letter of the law" – when viewed in light of Rogers' own 2002 *personal* use of corporate-leased aircraft.

Formal adoption of this proposal, then, shall preclude Chair/CEO Rogers from such *personal* usage in the future, thereby obviating any need for such disclosure and inherently assisting him, as well as Cinergy's 2 co-lead Directors – Michael Browning (Chair, Compensation Committee) and Dudley Taft (Chair, Corporate Governance Committee) – and, indeed, the entire Cinergy Board with their collectively commendable commitment "to us," *i.e.*, "acting consistently with the spirit as well as the letter of the law."

//

The undersigned, David N. Lloyd, hereby formally withdraws the above "Proposal" and its "Supporting Statement," both for effectiveness as of December 29, 2003.

David N. Lloyd